

17009443

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC Mail Processing Section

MAR 0 1 2017

Washington DC 416

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SEC FILE NUMBER

8-35572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/16_____ AND ENDING_____12/31/16_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rippe & Kingston Capital Advisors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1077 Celestial Street

(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Feldmann _____ (513) 997-4592

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc. _____

(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Donald J. Feldmann _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Rippe & Kingston Capital Advisors, Inc. _____ , as

of _December 31_ _____ , _2016_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

_____

_____
Signature

_____President and CEO_____
Title

JOYCE A. TABAR
Notary Public, State of Ohio
My Commission Expires 05-20-2019

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
SEC FILE NUMBER 8-35572

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016
with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

TABLE OF CONTENTS



CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Rippe & Kingston Capital Advisors, Inc.

We have audited the accompanying financial statements of Rippe & Kingston Capital Advisors, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of The Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

February 22, 2017

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$ 26,636
Fees receivable	65
Prepaid expenses	865
Total current assets	27,566

FIXED ASSETS:

Furniture	1,018
Equipment	6,612
Office equipment	5,387
	13,017
Less accumulated depreciation	(10,500)
	2,517

OTHER ASSETS:

Investment in stock	300
	300
	$ 30,383

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts payable - affiliate	$ 2,021
Other accrued liabilities	17,326
Total current liabilities	19,347

SHAREHOLDER'S EQUITY:

Common stock - No par value; 500 shares authorized, 300 shares issued and outstanding, at stated value of $5 per share	1,500
Additional paid-in capital	339,845
Accumulated deficit	(330,309)
Total shareholder's equity	11,036
	$ 30,383

The accompanying notes are an integral
part of the financial statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2016

REVENUES:	
Investment banking fees	$ 1,199,581
EXPENSES:	
Direct costs related to investment banking revenue	759,417
Salaries	254,374
Payroll taxes	22,269
Employee benefits	60,411
Occupancy and maintenance	39,061
Depreciation	3,522
Practice development	26,285
Insurance	1,032
Other operating expense	156,836
Total expenses	1,323,207
Net loss	$ (123,626)

The accompanying notes are an integral
part of the financial statements.

3

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2016

	Common Shares	Stock Amount	Additional Paid-In Capital	Accumulated Deficit		Total Shareholder's Equity	
BALANCE, December 31, 2015	300	$ 1,500	$ 144,145	($	106,683)	$	38,962
Contributions	-	-	195,700		-		195,700
Distributions to shareholder	-	-	-	(	100,000)	(	100,000)
Net loss	-	-	-		(123,626)		(123,626)
BALANCE, December 31, 2016	300	$ 1,500	$ 339,845	($	330,309)	$	11,036

The accompanying notes are an integral
part of the financial statements.

4

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(123,626)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	3,522
Change in assets - (increase) decrease:	
Fees receivable	2,428
Prepaid expenses	11,036
Change in liabilities - increase (decrease):	
Accounts payable	540
Accrued liabilities	2,151
Net cash used in operating activities	(103,949)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net capital contributions	195,700
Distribution to shareholder	(100,000)
Net cash provided by financing activities	95,700
Net decrease in cash	(8,249)
CASH AND CASH EQUIVALENTS:	
Beginning of year	34,885
End of year	$ 26,636

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Rippe & Kingston Capital Advisors, Inc. (the Company) is a broker/dealer registered under the Securities Exchange Act of 1934.

Investment banking fees relate primarily to merger and acquisition activities and to a much lesser extent, private placement offerings.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2) of that rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board (FASB). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies follow are described below to enhance the usefulness of the financial statements to the reader.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable. As of December 31, 2016, the allowance for doubtful accounts was $0.

Revenue Recognition

Revenue from investment banking and service contracts is recognized when earned. Administration fees are recognized as service is provided.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed Assets

Fixed assets are stated at cost. Depreciation of fixed assets is recorded using the straight-line method over the useful lives of the assets. Maintenance and repair costs are expensed as incurred.

The estimated useful lives of fixed assets are as follows:

Leasehold improvements	5 years
Office equipment	7 years
Furniture and fixtures	7 years
Computer equipment	3 years

The Company capitalizes leasehold improvements, office equipment, furniture and fixtures, and computer equipment with amounts over $ 1,000.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $7,289 which was $2,289 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.654 to 1 at December 31, 2016.

Income Taxes

The Company is not a tax-paying entity for federal income tax purposes. Income or loss from the Company is reflected in the individual tax returns of the shareholders, due to the election of S-Corporation status under the Internal Revenue Code. The Company utilizes the cash basis of accounting for income for filing purposes. The Company's tax year end is December 31.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not to sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company's tax returns for 2013 through 2015 are subject to examination by the Internal Revenue Service (IRS); however, the Company has not been informed that the IRS intends to conduct such examinations.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in estimates are reflected in the periods in which they become known. Significant estimates are used when accounting for the allowance for bad debts.

Subsequent Events

Subsequent events have been evaluated through February 22, 2017, the date the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any such losses in these accounts.

NOTE 3 - RELATED PARTY

The Company is affiliated with Rippe & Kingston Systems, Inc., which provided management and business services to the Company, including financial personnel. Rippe & Kingston Systems, Inc. charges personnel fees and related expenses to the Company. Included in the accompanying statement of operations of the Company, are personnel fees and expenses totaling $6,533 for the year ended December 31, 2016.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2016

NOTE 4 - LEASE AGREEMENT

On June 1, 2015, the Company entered into a lease agreement with a related party for office space located in Cincinnati, Ohio. The lease has a primary term of 60 months with an option to extend the terms of the lease. Total future minimum lease payments due for the next five years are as follows:

Year Ending December 31,	
2017	$38,656
2018	38,656
2019	38,656
2020	16,107
Total	$132,075

Net rent expense for the above lease was $38,656 for the year ended December 31, 2016.

NOTE 5 - IRA RETIREMENT SAVINGS PLAN

The Company has a SIMPLE IRA retirement savings plan (the Plan) covering substantially all employees. Employees may contribute a portion of their compensation, not to exceed the maximum allowed by the Internal Revenue Service, as a before-tax deduction. The Company matches 3 percent of each participant's annual compensation. The charge to the accompanying statement of operations under the Plan for the year ended December 31, 2016 amounted to $4,607.

NOTE 6 – FINRA Ownership Application

The Company has entered into an agreement to allow two individuals to buy ownership interest in the firm. It has applied to FINRA to authorize the additional ownership sale, and FINRA is withholding its approval decision until the new individuals complete certain licensing requirements. The Company expects approval for the transaction in 2017.

SUPPLEMENTARY INFORMATION

SCHEDULE I

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2016

	Unaudited Amounts Per December 31 FOCUS Report
NET CAPITAL:	
Shareholder's equity	$11,036
Nonallowable assets	(3,747)
Net capital	7,289
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED	
(greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 2,289
Aggregate indebtedness	$19,347
Ratio of aggregate indebtedness to net capital	2.654 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in the Rippe & Kingston Capital Advisors, Inc.'s unaudited FOCUS Report as of December 31, 2016. Therefore, no reconciliation of the two computations is deemed necessary.

SCHEDULE II

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2016

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3-" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2) of that Rule.



CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Shareholders
Rippe & Kingston Capital Advisors, Inc.
Cincinnati, Ohio

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) Rippe & Kingston Capital Advisors, Inc. ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

February 22, 2017

RIPPE & KINGSTON CAPITAL ADVISORS

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2016

Rippe & Kingston Capital Advisors, Inc. (the "Company")is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CF 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company may file an Exemption Report because the Company had no obligations under 17 CFR 240.15c3-3 as the Company claimed the (k)(2) exemption.

2. The Company has met this exemption for the entire fiscal year ending December 31, 2016 without exception.

Don Feldmann
President



Flynn&Company
CPAs & Business Consultants

Independent Accountant's Report on
Applying Agreed-Upon Procedures Related
to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Rippe & Kingston Capital Advisors

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which was agreed to by Rippe & Kingston Capital Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rippe & Kingston Capital Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rippe & Kingston Capital Advisors Inc.'s management is responsible for Rippe & Kingston Capital Advisors Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (quarterly FOCUS Reports) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

February 22, 2017

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com